Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

UP TO 8,700,000 SHARES OF ITS COMMON STOCK

AT A PURCHASE PRICE OF

$23.00 PER SHARE

by

Energy Partners, Ltd.

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 20, 2007, UNLESS EPL EXTENDS THE TENDER OFFER.

Energy Partners, Ltd., a Delaware corporation (the “Company” or “EPL” or “we” or “us”), is offering to purchase for cash up to 8,700,000 shares of its common stock, par value $0.01 (the “Shares”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and the Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”). On the terms and subject to the conditions of the Offer, EPL will pay $23.00 per Share, net to the seller in cash, without interest, for Shares properly tendered and not properly withdrawn. However, EPL will not purchase Shares that we do not accept for purchase because of proration provisions. Shares not purchased in the Offer will be returned to the tendering stockholders at our expense promptly after the expiration of the Offer. See Section 1.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS, INCLUDING EPL HAVING OBTAINED SUFFICIENT FINANCING FOR THE PURCHASE OF ALL SHARES SOUGHT IN THE OFFER PURSUANT TO THE TERMS AND CONDITIONS CONTAINED IN THE COMMITMENT LETTER DESCRIBED IN SECTION 8 (THE “FINANCING CONDITION”), AND OTHER CONDITIONS BEING SATISFIED ON OR PRIOR TO THE EXPIRATION DATE OF THE OFFER. SEE SECTION 6.

IMPORTANT

If you wish to tender all or any part of your Shares, you should either (1) (a) complete and sign a Letter of Transmittal according to the instructions in the Letter of Transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, including the certificates for the Shares, to Mellon Investor Services LLC, the depositary for the Offer, or (b) tender the Shares according to the procedure for book-entry transfer described in Section 3, or (2) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you desire to tender your Shares. If you desire to tender your Shares and (1) your Share certificates are not immediately available or cannot be delivered to the depositary, (2) you cannot comply with the procedure for book-entry transfer, or (3) you cannot deliver the other required documents to the depositary by the expiration of the Offer, you must tender your Shares according to the guaranteed delivery procedure described in Section 3.

THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE, INCLUDING OUR REASONS FOR MAKING THE OFFER, AND IN THE LETTER OF TRANSMITTAL BEFORE MAKING YOUR DECISION WHETHER TO TENDER YOUR SHARES IN THE OFFER. THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED THE COMPANY THAT THEY MAY TENDER AT LEAST A PORTION OF THEIR SHARES IN THE OFFER.

The Shares are listed and traded on the New York Stock Exchange (the “NYSE”) under the trading symbol “EPL”. We recommend that stockholders obtain current market quotations for the Shares. See Section 7.

You may direct questions and requests for assistance to MacKenzie Partners, Inc., the information agent for the Offer, or to Banc of America Securities LLC, the dealer manager for the Offer, at the addresses and telephone numbers set forth on the back cover page of this document. You may direct requests for additional copies of this Offer to Purchase, the Letter of Transmittal, or the notice of guaranteed delivery to the information agent.

The Dealer Manager for the Offer is:

Banc of America Securities LLC

9 West 57th Street

New York, NY 10019

Telephone: (212) 583-8426

Toll-free: (888) 583-8900 Ext. 8426

March 26, 2007

EPL has not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Shares in the Offer. EPL has not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in the Letter of Transmittal. If given or made, you must not rely upon any such information or representation as having been authorized by EPL, the information agent or the dealer manager. Our Board of Directors has approved the Offer. However, you must make your own decision whether to tender your Shares and, if so, how many.

EPL is not making the Offer to (nor will we accept any tender of Shares from or on behalf of) holders in any jurisdiction in which the making of the Offer or the acceptance of any tender of Shares would not be in compliance with the laws of such jurisdiction. However, EPL may, at its discretion, take such action as EPL may deem necessary for it to make the Offer in any such jurisdiction and extend the Offer to holders in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on EPL’s behalf by the dealer manager or one or more registered brokers or dealers, which are licensed under the laws of such jurisdiction.

No federal or state securities commission nor any other regulatory authority has passed upon the accuracy or adequacy of this offer to purchase. Any representation to the contrary is unlawful. No person has been authorized to give any information or make any representations with respect to the offer other than the information and representations contained or incorporated by reference herein and, if given or made, such information or representations must not be relied upon as having been authorized.

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FORWARD-LOOKING STATEMENTS

This Offer to Purchase (including any documents incorporated by reference) contains forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “elect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, internal and external, that may cause the Company’s actual future activities and results of operations to be materially different from those suggested or described in this document. A discussion of these risk factors is included below under the caption “Risk Factors.” Please refer to the Company’s filings with the Securities and Exchange Commission (the “SEC”) (See Item 9), including our Form 10-K for the year ended December 31, 2006, for additional discussion of these risks. Investors are cautioned not to place undue reliance upon these forward-looking statements, which speak only as of their dates.

Risk Factors

Risks Relating to Energy Partners, Ltd. that could cause actual results to differ materially and negatively impact the Company include:

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A significant part of the value of our production and reserves is concentrated in two areas. Because of this concentration, any production problems or inaccuracies in reserve estimates related to these areas could impact our business adversely. During 2006, 41% of our net daily production came from our Greater Bay Marchand area and approximately 42% of our proved reserves were located in the fields that comprise this area. In addition, 15% of our net daily production came from our East Bay field and approximately 30% of our proved reserves were located on this property. If mechanical problems, storms or other events were to curtail a substantial portion of this production, our cash flow could be affected adversely. If the actual reserves associated with these properties are less than our estimated reserves, our business, financial condition or results of operations could be adversely affected.

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Relatively short production life for Gulf of Mexico and Gulf Coast onshore region properties subjects us to higher reserve replacement needs. Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. High production rates generally result in recovery of a relatively higher percentage of reserves from properties during the initial few years of production. All of our operations are presently in the Gulf of Mexico and Gulf Coast onshore regions. Production from reservoirs in the Gulf of Mexico region generally declines more rapidly than from reservoirs in many other producing regions of the world. As of December 31, 2006, our independent petroleum engineers estimate, on average, 67% of our total proved reserves will be produced within 5 years. As a result, our reserve replacement needs from new investments are relatively greater than those of producers who recover lower percentages of their reserves over a similar time period, such as producers who have a portion of their reserves outside the Gulf of Mexico Region. We may not be able to develop, exploit, find or acquire additional reserves to sustain our current production levels or to grow. There can be no assurance that we will be able to grow production at rates we have experienced in the past. Our future oil and natural gas reserves and production, and, therefore, our cash flow and income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

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The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute, on a timely basis, our exploration and development plans within our budget. All of our operations are in the Gulf of Mexico and Gulf Coast onshore regions. Shortages and the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our exploration and development plans, which could have a material adverse effect on our business, financial condition or results of operations. Periodically, as a result of increased drilling activity or a decrease in the supply of equipment, materials and services, we have experienced increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in the Gulf of Mexico and in other offshore areas around the world also decreases the availability of offshore rigs in the Gulf of Mexico. We cannot offer assurance that costs will not continue to increase again or that necessary equipment and services will be available to us at economical prices.

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Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our Company, which could adversely affect the price of our common stock. The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our Company, which could adversely affect the price of our common stock. The provisions in our certificate of incorporation and bylaws that could delay or prevent an unsolicited change in control of our Company include: the board of directors’ ability to issue shares of preferred stock and determine the terms of the preferred stock without approval of common stockholders; and a prohibition on the right of stockholders to call meetings and a limitation on the right of stockholders to present proposals or make nominations at stockholder meetings. In addition, Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

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The loss of key personnel could adversely affect us. To a large extent, we depend on the services of our chairman and chief executive officer, Richard A. Bachmann, our president and chief operating officer, Phillip A. Gobe, and other senior management personnel. The loss of the services of Messrs. Bachmann or Gobe or other senior management personnel could have an adverse effect on our operations. We do not maintain any insurance against the loss of any of these individuals. The exploration and production business is highly competitive, and our success will depend largely on our ability to attract and retain experienced geoscientists and other professional staff.

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Competition in the oil and natural gas industry is intense, which may adversely affect us. We operate in a highly competitive environment for acquiring oil and natural gas properties, marketing oil and natural gas and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in Gulf of Mexico and Gulf Coast onshore activities. Those companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to discover reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. We cannot make assurances that we will be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital. If we are unable to compete successfully in these areas in the future, our future revenues and growth may be diminished or restricted.

Risks relating to the Oil and Natural Gas Industry and changes in market conditions that could cause actual results to differ materially and negatively impact the Company include:

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Exploring for and producing oil and natural gas are high-risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations. Our future success will depend on the success of our exploration and production activities. Our oil and natural gas exploration and production activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or natural gas production. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Our cost of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling activity, including the following: pressure or irregularities in geological formations; shortages of or delays in obtaining equipment and qualified personnel; equipment failures or accidents; adverse weather conditions, such as hurricanes and tropical storms; reductions in oil and natural gas prices; title problems; limitations in the market for oil and natural gas; and cost of services to drill wells.

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We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition or results of operations. Our oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of: environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination, abnormally pressured formations, mechanical difficulties, fires and explosions, personal injuries and death, and natural disasters, especially hurricanes and tropical storms in the Gulf of Mexico Region. Offshore operations are also subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from hurricanes, tropical storms or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. Any of these risks could adversely affect our ability to conduct operations or result in substantial losses to our Company. We maintain insurance at levels that we believe are consistent with industry practices and our particular needs, but we are not fully insured against all risks. We may elect not to obtain insurance for certain risks or to limit levels of coverage if we believe that the cost of available insurance is excessive relative to the risks involved. In this regard, the cost of available coverage has increased significantly as a result of losses experienced by third-party insurers in the 2005 hurricane season in the Gulf of Mexico, in particular those resulting from Hurricanes Katrina and Rita. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect our cash flow and net income and could reduce or eliminate the funds available for exploration, exploitation and acquisitions or result in loss of equipment and properties.

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A substantial or extended decline in oil and natural gas prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure requirements and financial commitments. The price we receive for our oil and natural gas production heavily influences our revenue, profitability, cash flow, access to capital and future rate of growth. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our production, depend on numerous factors beyond our control. These factors include: changes in the global supply, demand and inventories of oil; domestic natural gas supply, demand and inventories; the actions of the Organization of Petroleum Exporting Countries, or OPEC; the price and quantity of foreign imports of oil; the price and availability of liquefied natural gas imports; political conditions, including embargoes, in or affecting other oil-producing countries; economic and energy infrastructure disruptions caused by actual or threatened acts of war, or terrorist activities, or national security measures deployed to protect the United States from such actual or threatened acts or activities, economic stability of major oil and natural gas companies and the interdependence of oil and natural gas and energy trading companies, the level of worldwide oil and natural gas exploration and production activity, weather conditions, including energy infrastructure disruptions resulting from those conditions; technological advances affecting energy consumption; and the price and availability of alternative fuels. Lower oil and natural gas prices may not only decrease our revenues on a per unit basis, but also may reduce the amount of oil and natural gas that we can produce economically. A substantial or extended decline in oil and natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity, ability to finance planned capital expenditures or ability to pursue acquisitions. Further, oil prices and natural gas prices do not necessarily move together.

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Reserve estimates depend on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves. The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in the Company’s 10-K. In order to assist in the preparation of our estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of the data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. It cannot be assumed that the present value of future net revenues from our proved reserves is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present-value estimate.

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Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production. Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends, in substantial part, on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could harm our business. We may be required to shut in wells for lack of a market or because of inadequacy or unavailability of oil or natural gas pipeline or gathering system capacity. If that were to occur, we would be unable to realize revenue from those wells until production arrangements were made to deliver to market.

Risks and uncertainties associated with the Offer that could cause actual results to differ materially and negatively impact the Company include:

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Increased indebtedness and interest expense and a greater ratio of indebtedness to stockholders’ equity. The Company will enter into new financing arrangements to finance the Offer and refinance the Company’s existing credit facility and 8 3/4% Senior Notes and, as a result, indebtedness and interest expense will increase substantially. Such increased levels of indebtedness and higher interest expense may make it difficult for the Company to service its indebtedness or incur future indebtedness at attractive terms or at all. In addition, the Company’s indebtedness will be more substantial in relation to stockholders’ equity. After giving pro forma effect to the consummation of the Offer and the related financings, the Company would have had total indebtedness of approximately $538 million and stockholders’ equity of approximately $165 million at December 31, 2006. The Company’s credit ratings have been downgraded by each of the principal rating agencies as a result of the announcement of the Offer and the incurrence of additional indebtedness by the Company may result in future downgrades. As a result, the Company will experience substantially higher interest expense and we cannot predict with certainty the amount of such increase. In addition, a substantial portion of the Company’s long-term indebtedness is expected to have a floating rate of interest, and our interest expense may increase over time.

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Closing of the Offer is conditioned on our obtaining financing, which is uncertain. Our ability to repurchase Shares in the Offer will be subject to a number of conditions, including obtaining financing. We entered into a commitment letter to obtain financing for the Offer, which provides for a senior secured revolving credit facility and either the issuance and sale by the Company of notes and/or convertible notes or borrowings under a senior unsecured bridge loan to fund the repurchase pursuant to the Offer, to refinance the Company’s 8 3/4% Senior Notes due 2010 through a concurrent debt tender offer and consent solicitation, to refinance the Company’s existing revolving credit facility and to pay related fees and expenses. See Item 8 for further information. The Company currently intends to enter into a new revolving credit facility, and sell $450.0 million of fixed and floating rate notes in a private placement. If the Company is unable to sell the notes, we expect to borrow funds under the bridge facility and the new revolving credit facility. We may not be able to satisfy the conditions required to enter into the bridge or revolving credit facilities. If we borrow under the bridge facility, we will attempt to refinance it with long-term financing, and the terms of any long-term financing will depend on market conditions at the time we incur the indebtedness, and are likely to be different than those today.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to the same extent described in this Offer to Purchase. We recommend that you read the entire Offer to Purchase and the Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase my Shares?	EPL is offering to purchase your shares of its common stock, par value $0.01 (the “Shares”).

What will the purchase price for the Shares be?	The purchase price will be $23.00 per Share. We will pay this purchase price in cash, without interest, for all the Shares we purchase under the Offer. See Section 1.

How many Shares will EPL purchase?	We will purchase up to 8,700,000 Shares (approximately 22% of the Company’s outstanding Shares). See Section 1.

The Offer is not conditioned on any minimum number of Shares being tendered. See Section 6.

What will happen if more than 8,700,000 Shares are properly tendered and not properly withdrawn?	If more than 8,700,000 Shares are properly tendered and not properly withdrawn, we will purchase all Shares tendered on a pro rata basis. See Section 1.

How will EPL pay for the Shares?

We will need approximately $200.0 million to purchase 8,700,000 Shares. We anticipate that we will obtain all of the funds necessary to: (i) purchase Shares tendered in the Offer, (ii) refinance the Company’s revolving credit facility, (iii) refinance the Company’s 8 3/4% Senior Notes due 2010 through a concurrent debt tender offer and consent solicitation and (iv) pay related fees and expenses, through borrowings under a senior secured revolving credit facility and either the issuance and sale by the Company of notes or borrowings under a senior unsecured bridge loan. The Company currently intends to sell $450.0 million of fixed and floating rate notes in a private placement. If the Company is not able to complete the sale of the notes, it intends to borrow funds under the bridge facility. The Company expects to refinance any borrowings under the bridge facility with long-term financing, subject to market conditions. See Sections 6, 8 and 9.

How long do I have to tender my Shares?

You may tender your Shares until the Offer expires. The Offer will expire on April 20, 2007, at 12:00 Midnight, New York City time, unless we extend it (such time and date, as it may extended, the “Expiration Date”). See Section 1.

We may choose to extend the Offer for any reason, subject to applicable laws. We cannot assure you that we will extend the Offer, or, if we do, the length of any extension that we may provide. See Section 14.

If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We recommend that you contact the broker, dealer, commercial bank, trust company or other nominee to determine their deadline.

Can the Offer be extended, amended or terminated, and under what circumstances?

We can extend or amend the Offer. If we extend the Offer, we will delay the acceptance of any Shares that have been tendered. We can terminate the Offer under certain circumstances. See Sections 6 and 14.

How will I be notified if EPL extends the Offer or amends the terms of the Offer?

We will issue a press release by 9:00 A.M., New York City time, on the business day after the scheduled Expiration Date if we decide to extend the Offer. We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 14.

What is the purpose of the Offer?

The purpose of the Offer is to repurchase Shares in order to return cash to stockholders. Following the conclusion of its review of strategic alternatives, the Company’s Board of Directors, with advice from its financial advisors and management, determined to continue with the execution of the Company’s strategic plan, augmented by the Offer and the divestment of selected properties for an estimated $125 million to reduce debt following the completion of the Offer.

Are there any conditions to the Offer?	Yes. The Offer is subject to conditions, including, among others:

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the Company having received sufficient financing to fund the purchase of all Shares accepted in the Offer (the conditions to the financing committed to purchase the Shares in the Offer are described in Section 8);

•	the refinancing of our senior secured revolving credit facility;

•	the successful completion of our concurrent debt tender offer and consent solicitation for our 8 3/4% Senior Notes due 2010; and

•	the absence of court and governmental action prohibiting, challenging or restricting the Offer.

Following the Offer, will EPL continue as a public company?

Yes. The completion of the Offer in accordance with its terms and conditions will not cause EPL to be delisted from the New York Stock Exchange or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Section 11.

How do I tender my Shares?	The Offer will expire at 12:00 Midnight, New York City time, on April 20, 2007, unless EPL extends the Offer. To tender your Shares prior to the expiration of the Offer:

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you must deliver certificate(s) for the Shares and a properly completed and duly executed Letter of Transmittal to the depositary at the address appearing on the back cover page of this Offer to Purchase; or

•	the depositary must receive a confirmation of receipt of your Shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal; or

•	you must request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you, and such person must effect the transaction for you; or

•	you must comply with the guaranteed delivery procedure.

You should contact the information agent or the dealer manager for assistance. Please note that EPL will not purchase your Shares in the Offer unless the depositary receives the required documents prior to the Expiration Date. If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We recommend that you contact your broker, dealer, commercial bank, trust company or other nominee to determine their applicable deadline. If you are a holder of vested options, please see below. See Section 3 and the instructions to the Letter of Transmittal.

Once I have tendered Shares in the Offer, can I withdraw my tender?

You may withdraw any Shares you have tendered at any time before the Expiration Date, which will occur at 12:00 Midnight, New York City time, on April 20, 2007, unless we extend the Offer. We cannot assure you that we will extend the Offer or, if we do, the length of any extension we may provide. If we have not accepted for payment the Shares you have tendered to us, you may also withdraw your Shares after 12:00 Midnight, New York City time, on May 18, 2007. See Section 4.

How do I withdraw Shares I previously tendered?

You must deliver, on a timely basis prior to the Expiration Date, a written or facsimile notice of your withdrawal to the depositary at the address appearing on the back cover page of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of those Shares. Some additional requirements apply if the Share certificates to be withdrawn have been delivered to the depositary or if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3. Shares tendered also may be withdrawn after 12:00 Midnight, New York City time, on May 18, 2007, unless theretofore accepted for payment as provided in this Offer to Purchase. See Section 4.

How do holders of vested stock options participate in the Offer?

Holders of vested options granted under benefit plans may exercise their vested options and tender Shares issued upon exercise by following the instructions and procedures for tendering stockholders tendering Shares described in Section 3.

Has EPL or its Board of Directors adopted a position on the Offer?

The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. You should read carefully the information in this Offer to Purchase including our reasons for making the Offer, and in the Letter of Transmittal, before making your decision whether to tender your Shares. The Company’s directors and executive officers have advised the Company that they may tender at least a portion of their Shares in the Offer.

If I decide not to tender, how will the Offer affect my Shares?

Stockholders who choose not to tender will not receive $23.00 in cash for their Shares and will own a greater percentage interest in our outstanding common stock following the consummation of the Offer.

What is the recent market price for the Shares?

On March 23, 2007, the last trading day prior to the printing of this Offer to Purchase, the reported closing price of the Shares on the New York Stock Exchange (the “NYSE”) was $18.00. We recommend that you obtain current market quotations for the Shares. See Section 7.

When will EPL pay for the Shares I tender?

We will pay the purchase price, net to you in cash, without interest, for the Shares we purchase promptly after the expiration of the Offer and the acceptance of the Shares for payment; provided that we do not expect to announce the results of proration and begin paying for tendered Shares until approximately five business days after the Expiration Date. See Section 5.

Will I have to pay brokerage commissions if I tender my Shares?

If you are a registered stockholder and you tender your Shares directly to the depositary, you will not incur any brokerage commissions. If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, we recommend that you consult your broker, dealer, commercial bank, trust company or other nominee to determine whether transaction costs are applicable. See Section 3.

What are the United States federal income tax consequences if I tender my Shares?

The cash received in exchange for tendered Shares generally will be treated for United States federal income tax purposes either as (1) consideration received with respect to a sale or exchange of the tendered Shares or (2) a distribution from EPL in respect of its stock, depending on the particular circumstances of each stockholder.

In light of this uncertainty, EPL intends to treat all cash payable in respect to tendered Shares as a dividend. Accordingly, the payment of cash to a Non-U.S. Holder pursuant to the Offer will be subject to United States federal income tax withholding at a rate of 30%, subject to reduction or exemption if specified requirements are met. See Section 13.

We recommend that stockholders consult their own tax advisors to determine the particular tax consequences to them of participating in the Offer, including the applicability and effect of any state, local or non-U.S. tax laws.

Will I have to pay any stock transfer tax if I tender my Shares?

If you are the registered holder and you instruct the depositary in the Letter of Transmittal to make the payment for the Shares directly to you, then generally you will not incur any stock transfer tax. See Section 5.

To whom can I talk if I have questions?

The information agent and the dealer manager can help answer your questions. The information agent is MacKenzie Partners, Inc., and the dealer manager is Banc of America Securities LLC. Their respective contact information is set forth on the back cover page of this Offer to Purchase.

INTRODUCTION

To the Holders of our Common Stock:

We invite our stockholders to tender shares of our common stock, $0.01 par value per share (the “Shares”), for purchase by us. Upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Letter of Transmittal, which together, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”), we are offering to purchase up to 8,700,000 Shares at a price of $23.00 per share, net to the seller in cash, without interest.

The Offer will expire at 12:00 Midnight, New York City time, on April 20, 2007, unless extended (such date and time, as the same may be extended, the “Expiration Date”). We may extend the period of time in which the Offer will remain open.

We will buy up to 8,700,000 Shares that are properly tendered and not properly withdrawn. However, because of the proration provisions described in this Offer to Purchase, we may not purchase all of the Shares tendered if more than the number of Shares we seek are properly tendered. We will return tendered Shares that we do not purchase to the tendering stockholders at our expense promptly after the Expiration Date. See Section 1.

Stockholders must complete the Letter of Transmittal in order to properly tender Shares.

We will pay the purchase price, net to the tendering stockholders in cash, without interest, for all Shares that we purchase in the Offer. Tendering stockholders whose Shares are registered in their own names and who tender directly to Mellon Investor Services LLC, the depositary for the Offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 9 to the Letter of Transmittal, stock transfer taxes on the purchase of the Shares by us under the Offer. If you own your Shares through a bank, broker, dealer, trust company or other nominee and that person tenders your Shares on your behalf, that person may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 6.

THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE, INCLUDING OUR REASONS FOR MAKING THE OFFER, AND IN THE LETTER OF TRANSMITTAL BEFORE MAKING YOUR DECISION WHETHER TO TENDER YOUR SHARES IN THE OFFER. THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED THE COMPANY THAT THEY MAY TENDER AT LEAST A PORTION OF THEIR SHARES IN THE OFFER. SEE SECTION 2.

If, at the Expiration Date, more than 8,700,000 Shares are properly tendered and not properly withdrawn, we will buy Shares on a pro rata basis from all stockholders who properly tender Shares.

See Section 1 and Section 5 for additional information concerning proration procedures.

As of February 21, 2007, we had 40,216,494 Shares issued and outstanding and vested stock options to purchase 1,237,678 Shares. The 8,700,000 Shares that we are offering to purchase represent approximately 22% of the Company’s outstanding Shares as of February 21, 2007. The Shares are listed and traded on the NYSE under the symbol “EPL.” See Section 7. We recommend that stockholders obtain current market quotations for the Shares.

THE TENDER OFFER

1. Number of Shares; Proration.

General. Upon the terms and subject to the conditions of the Offer, EPL will purchase 8,700,000 Shares, or such fewer number of Shares as are properly tendered and not properly withdrawn in accordance with Section 4, before the scheduled Expiration Date of the Offer, at a price of $23.00 per share, net to the seller in cash, without interest.

The term “Expiration Date” means 12:00 Midnight, New York City time, on April 20, 2007, unless and until EPL shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended by EPL, shall expire. See Section 14 for a description of EPL’s right to extend, delay, terminate or amend the Offer. In the event of an over-subscription of the Offer as described below, Shares validly tendered will be subject to proration. The withdrawal rights and proration period expire on the Expiration Date; provided that tendered shares may be withdrawn after 12:00 Midnight, New York City time, on May 18, 2007 unless theretofore accepted for payment as provided in this Offer to Purchase.

If we:

•	increase or decrease the price to be paid for Shares;

•	materially increase or decrease the dealer manager’s fee; or

•

increase or decrease the number of Shares being sought in the Offer, unless, in the case of an increase in the number of Shares being sought, such increase does not exceed 2% of the outstanding Shares; and

the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that we first publish, send or give notice, in the manner specified in Section 14, of any such increase or decrease, we will extend the Offer until the expiration of ten business days from the date that we first publish notice of such increase or decrease.

If we otherwise materially change the Offer or information concerning the Offer, and the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that we first publish, send or give notice, in the manner specified in Section 14, of any such material change, we will extend the Offer until the expiration of five business days from the date that we first publish notice of such material change.

For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

EPL will purchase all Shares properly tendered (and not properly withdrawn), upon the terms and subject to the conditions of the Offer, including the proration provisions of the Offer.

EPL will not purchase Shares that it does not accept in the Offer because of proration provisions. Shares tendered and not purchased, including Shares that EPL does not accept for purchase due to proration, will be returned to the tendering stockholder, or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the Shares, at EPL’s expense and without expense to the tendering stockholders, promptly after the Expiration Date or termination of the Offer. Stockholders also can specify the order in which EPL will purchase tendered Shares in the event that, as a result of the proration provisions or otherwise, EPL purchases some but not all of the tendered Shares pursuant to the Offer.

If the number of Shares properly tendered and not properly withdrawn prior to the Expiration Date is fewer than or equal to 8,700,000 Shares, EPL will, upon the terms and subject to the conditions of the Offer, purchase all such Shares.

Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if more than 8,700,000 Shares have been properly tendered and not properly withdrawn prior to the Expiration Date, EPL will purchase properly tendered Shares on a pro rata basis with appropriate adjustments to avoid purchases of fractional Shares, as described below.

EPL may not purchase all of the Shares that a stockholder tenders in the Offer.

Proration. If proration of tendered Shares is required, EPL will determine the proration factor as soon as practicable following the Expiration Date. Subject to adjustment to avoid the purchase of fractional Shares, proration for each stockholder that tenders Shares will be based on the ratio of the total number of Shares that we accept for purchase to the total number of Shares properly tendered (and not properly withdrawn) by all stockholders.

Because of the difficulty in determining the number of Shares properly tendered, including Shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn, EPL does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased under the Offer until approximately five business days after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date. Stockholders may obtain preliminary proration information from the information agent or the dealer manager and may be able to obtain this information from their brokers.

As described in Section 13, the number of Shares that EPL will purchase from a stockholder under the Offer may affect the United States federal income tax consequences to that stockholder and, therefore, may be relevant to that stockholder’s decision whether or not to tender Shares. Holders of Shares have the opportunity to designate the order in which such Shares will be purchased in the event that not all such Shares tendered are purchased as a result of proration.

We will mail this Offer to Purchase and the Letter of Transmittal to record holders of Shares and we will furnish this Offer to Purchase to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on EPL’s stockholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Purpose of the Tender Offer.

The Offer.

The purpose of the Offer is to repurchase Shares in order to return cash to stockholders. On March 12, 2007, the Company announced that its Board of Directors had concluded its review of strategic alternatives. During this review period, the Company solicited domestic and international industry participants and private equity sources but did not receive a definitive offer to purchase the Company. The Board of Directors, with advice from the its financial advisors and management, determined to continue with the execution of the Company’s strategic plan, augmented by the Offer and the divestment of selected properties for an estimated $125 million to reduce debt following the completion of the Offer. The maximum number of Shares eligible to be repurchased in the Offer is 8,700,000 Shares (approximately 22% of the Company’s outstanding Shares).

Financing

The Company will need approximately $200.0 million to purchase 8,700,000 Shares. The Company expects that its related fees and expenses for the Offer will be approximately $400,000. The Company anticipates that it will obtain all of the funds necessary to: (i) purchase Shares tendered in the Offer, (ii) refinance the Company’s revolving credit facility, (iii) refinance the Company’s 8 3/4% Senior Notes due 2010 through a concurrent debt tender offer and consent solicitation and (iv) pay related fees and expenses, through borrowings under a senior secured revolving credit facility and either the issuance and sale by the Company of notes or borrowings under a senior unsecured bridge loan. The Company has a commitment, subject to customary conditions, for a senior secured revolving credit facility and either the issuance and sale by the Company of notes and/or convertible notes or borrowings under an unsecured bridge facility from Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A. to fund the Offer and related transactions, which is more fully described in Section 8 of this Offer to Purchase. The Company currently intends to sell $450.0 million of fixed and floating rate notes in a private placement. If the Company is not able to complete the sale of the notes, it intends to borrow funds under the bridge facility. The Company expects to refinance any borrowings under the bridge facility with long-term financing, subject to market conditions.

General

The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares. Stockholders should carefully evaluate all information in the Offer, should consult their own investment and tax advisors, and should make their own decisions about whether to tender Shares, and, if so, how many Shares to tender. The Company’s directors and executive officers have advised the Company that they may tender at least a portion of their shares in the Offer.

EPL will either hold the Shares it acquires pursuant to the Offer in treasury or retire them.

3. Procedures for Tendering Shares.

Proper Tender of Shares. For stockholders to properly tender Shares under the Offer:

•

the depositary must receive, at the depositary’s address set forth on the back cover page of this Offer to Purchase, Share certificates (or confirmation of receipt of such Shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “agent’s message,” and any other documents required by the Letter of Transmittal, before the Offer expires, or

•	the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We recommend that you contact your broker, dealer, commercial bank, trust company or other nominee to determine their applicable deadline.

We recommend that stockholders who hold Shares through brokers, dealers, commercial banks, trust companies or other nominees consult the brokers, dealers, commercial banks, trust companies or other nominees to determine whether transaction costs are applicable if they tender Shares through the brokers, dealers, commercial banks, trust companies or other nominees and not directly to the depositary.

Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loans associations and brokerage houses)

which is a participant in the Securities Transfer Agents Medallion Program. Signatures on a Letter of Transmittal need not be guaranteed if:

•

the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company, referred to as the “book-entry transfer facility,” whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith and the holder has not completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” in the Letter of Transmittal; or

•

if Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act. See Instruction 1 of the Letter of Transmittal.

If a Share certificate is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the Share certificate, with the signature guaranteed by an eligible guarantor institution.

EPL will make payment for Shares tendered and accepted for payment in the Offer only after the depositary timely receives Share certificates or a timely confirmation of the book-entry transfer of the Shares into the depositary’s account at the book-entry transfer facility as described above, a properly completed and duly executed Letter of Transmittal, or an agent’s message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

Method of Delivery. The method of delivery of all documents, including Share certificates, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If you choose to deliver required documents by mail, we recommend that you use registered mail with return receipt requested, properly insured.

Book-Entry Delivery. The depositary will establish an account with respect to the Shares for purposes of the Offer at the book-entry transfer facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the Shares by causing the book-entry transfer facility to transfer Shares into the depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer. Although participants in the book-entry transfer facility may effect delivery of Shares through a book-entry transfer into the depositary’s account at the book-entry transfer facility, either

•

properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to and received by the depositary at its address set forth on the back cover page of this Offer to Purchase before the Expiration Date, or

•	the guaranteed delivery procedure described below must be followed.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the Shares that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that EPL may enforce the agreement against the participant.

Delivery of the Letter of Transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

United States Federal Backup Withholding Tax. Under the United States federal income tax backup withholding rules, 28% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides his or her taxpayer identification number (i.e., employer identification number or social security number) to the depositary and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption. If the depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the taxpayer may also be subject to certain penalties imposed by the Internal Revenue Service (the “IRS”). Therefore, each tendering U.S. Holder (as defined below in Section 13) should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding unless the U.S. Holder otherwise establishes to the satisfaction of the depositary that the stockholder is not subject to backup withholding. Certain stockholders (including, among others, all corporations) are not subject to these backup withholding and reporting requirements. In order for a Non-U.S. Holder (as defined below in Section 13) to qualify as an exempt recipient, that Non-U.S. Holder must submit an IRS Form W-8BEN or other applicable form, signed under penalties of perjury, attesting to that Non-U.S. Holder’s non-U.S. status. Tendering stockholders can obtain the applicable forms from the depositary. See Instruction 10 of the Letter of Transmittal.

TO PREVENT U.S. FEDERAL BACKUP WITHHOLDING TAX ON THE GROSS PAYMENTS MADE TO YOU FOR SHARES PURCHASED PURSUANT TO THE OFFER, YOU MUST PROVIDE THE DEPOSITARY WITH A COMPLETED SUBSTITUTE FORM W-9, FORM W-8 OR OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING.

Withholding for Non-U.S. Holders. All gross proceeds payable pursuant to the Offer to a Non-U.S. Holder or his or her agent will be subject to withholding of United States federal income tax at a rate of 30%, unless a reduced rate of withholding is applicable pursuant to an income tax treaty or an exemption from withholding is applicable because such gross proceeds are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and if an income tax treaty applies, the gross proceeds are generally attributable to a United States permanent establishment maintained by such Non-U.S. Holder). In order to claim a reduction of or an exemption from withholding tax, a Non-U.S. Holder must deliver to the depositary a validly completed and executed IRS Form W-8BEN (with respect to income tax treaty benefits) or W-8ECI (with respect to amounts effectively connected with the conduct of a trade or business within the United States) claiming such reduction or exemption before the payment is made. A Non-U.S. Holder that qualifies for an exemption from withholding by delivering IRS Form W-8ECI generally will be subject to United States federal income tax on income derived from the sale of Shares pursuant to the Offer on a net income basis at graduated rates applicable to U.S. Holders. Additionally, in the case of a corporate Non-U.S. Holder, a branch profits tax at a rate of 30% (or a lower rate specified in an applicable income tax treaty) may apply. Tendering Non-U.S. Holders can obtain the applicable IRS forms from the depositary.

A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any tax withheld (1) if such holder meets the “complete redemption,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 13 or (2) if such holder is otherwise able to establish that no tax or a reduced amount of tax is due. However, because we are a “United States Real Property Holding Corporation”, a Non-U.S. Holder may be subject to United States federal income tax even if it is entitled to a refund of the 30% withholding tax. In particular, Non-U.S. Holders whose actual or constructive ownership of our common stock exceeds (or, at any time within the five-year period ending on the date the shares are accepted for tender, has exceeded) 5% of our common stock will be subject to United States federal income tax on any gain realized in connection with a sale or exchange of their Shares as a result of special rules that apply to Non-U.S. Holders of “United States real property interests” (see Section 13 below for a discussion of these rules). Non-U.S. Holders should consult their own tax advisors regarding the particular tax consequences to them of participating in the Offer, including the application of United States federal income tax withholding, their potential eligibility for a withholding tax reduction or exemption, and the refund procedure.

For a discussion of certain material United States federal income tax consequences to tendering stockholders, see Section 13.

Guaranteed Delivery. If a stockholder desires to tender Shares into the Offer and the stockholder’s Share certificates are not immediately available or the stockholder cannot deliver the Share certificates to the depositary before the Expiration Date, or the stockholder cannot complete the procedure for book-entry transfer on a timely basis, or if time will not permit all required documents to reach the depositary before the Expiration Date, the stockholder may nevertheless tender the Shares, provided that the stockholder satisfies all of the following conditions:

•	the stockholder makes the tender by or through an eligible guarantor institution;

•

the depositary receives by hand, mail, overnight courier or facsimile transmission, before the Expiration Date, a properly completed and duly executed notice of guaranteed delivery in the form EPL has provided, specifying the price at which the stockholder is tendering Shares, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in such notice of guaranteed delivery; and

•

the depositary receives the Share certificates, in proper form for transfer, or confirmation of book-entry transfer of the Shares into the depositary’s account at the book-entry transfer facility, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, and including any required signature guarantees, or an agent’s message, and any other documents required by the Letter of Transmittal, within three NYSE trading days after the date of receipt by the depositary of the notice of guaranteed delivery.

Return of Unpurchased Shares. The depositary will return certificates for unpurchased Shares promptly after the expiration or termination of the Offer or the proper withdrawal of the Shares, as applicable, or, in the case of Shares tendered by book-entry transfer at the book-entry transfer facility, the depositary will credit the Shares to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. EPL will determine, in its sole discretion, all questions as to the number of Shares that it will accept and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding on all parties. EPL reserves the absolute right to reject any or all tenders of any Shares that it determines are not in proper form or the acceptance for payment of or payment for which EPL determines may be unlawful. EPL also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder, and EPL’s interpretation of the terms of the Offer will be final and binding on all parties. No tender of Shares will be deemed to have been properly made until the stockholder cures, or EPL waives, all defects or irregularities. None of EPL, the depositary, the information agent, the dealer manager or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.

Tendering Stockholder’s Representation and Warranty; EPL’s Acceptance Constitutes an Agreement. A tender of Shares under any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to EPL that:

•	the stockholder has a net long position in the Shares or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4 of the Exchange Act (“Rule 14e-4”), and

•	the tender of Shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering:

•	has a net long position equal to or greater than the amount tendered in the Shares, or

•	securities immediately convertible into, or exchangeable or exercisable for, the Shares, and

•	will deliver or cause to be delivered the Shares in accordance with the terms of the Offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. EPL’s acceptance for payment of Shares tendered under the Offer will constitute a binding agreement between the tendering stockholder and EPL upon the terms and conditions of the Offer.

Lost or Destroyed Certificates. Stockholders whose Share certificate for part or all of their Shares has been lost, stolen, misplaced or destroyed may contact Mellon Investor Services LLC, the transfer agent for EPL Shares, at the address and telephone number set forth on the back cover of this Offer to Purchase, for instructions as to obtaining a replacement Share certificate. That Share certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for Shares that are tendered and accepted for payment. The stockholder may have to post a bond to secure against the risk that the Share certificate may subsequently emerge. We recommend that stockholders whose Share certificate has been lost, stolen, misplaced or destroyed contact Mellon Investor Services LLC immediately in order to permit timely processing of this documentation.

Stockholders must deliver Share certificates, together with a properly completed and duly executed Letter of Transmittal, including any signature guarantees, or an agent’s message, and any other required documents to the depositary and not to EPL, the dealer manager or the information agent. EPL the dealer manager or the information agent will not forward any such documents to the depositary and delivery to EPL, the dealer manager or the information agent will not constitute a proper tender of Shares.

4. Withdrawal Rights.

Stockholders may withdraw Shares tendered into the Offer at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 Midnight, New York City time, on May 18, 2007 unless theretofore accepted for payment as provided in this Offer to Purchase.

For a withdrawal to be effective, the depositary must receive, prior to the Expiration Date, a written or facsimile transmission notice of withdrawal at the depositary’s address set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of Shares that the stockholder wishes to withdraw and the name of the registered holder of the Shares. If the Share certificates to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of the Share certificates, the serial numbers shown on the Share certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the Shares have been tendered for the account of an eligible guarantor institution.

If a stockholder has tendered Shares under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with the book-entry transfer facility’s procedures. EPL will determine all questions as to the form and validity (including the time of receipt) of any notice of withdrawal, in its sole discretion, and such determination will be final and binding. None of EPL, the depositary, the information agent, the dealer manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give this notification.

A stockholder may not rescind a withdrawal and EPL will deem any Shares that a stockholder properly withdraws not properly tendered for purposes of the Offer, unless the stockholder properly re-tenders the withdrawn Shares before the Expiration Date by following one of the procedures described in Section 3.

5. Purchase of Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, EPL will accept for payment and pay for, and thereby purchase, Shares properly tendered and not properly withdrawn prior to the Expiration Date.

For purposes of the Offer, EPL will be deemed to have accepted for payment, and therefore purchased, Shares that are properly tendered and are not properly withdrawn, subject to the proration provisions of the Offer, only when, as and if it gives oral or written notice to the depositary of its acceptance of the Shares for payment under the Offer.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, EPL will accept for payment and pay $23.00 per share for up to 8,700,000 Shares if properly tendered and not properly withdrawn, or such fewer number of Shares as are properly tendered and not properly withdrawn.

EPL will pay for Shares that it purchases under the Offer by depositing the aggregate purchase price for these Shares with the depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from EPL and transmitting payment to the tendering stockholders.

In the event of proration, EPL will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, EPL does not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately five business days after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date. Shares tendered and not purchased, including Shares that EPL does not accept for purchase due to proration, will be returned to the tendering stockholder, or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the Shares, at EPL’s expense and without expense to the tendering stockholders, promptly after the Expiration Date or termination of the Offer. Under no circumstances will EPL pay interest on the purchase price regardless of any delay in making the payment. If certain events occur, EPL may not be obligated to purchase Shares under the Offer. See Section 6.

EPL will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased under the Offer. If, however,

•	payment of the purchase price is to be made to any person other than the registered holder, or

•	if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal,

then the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

6. Conditions of the Offer.

Notwithstanding any other provision of the Offer, EPL will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if, at any time on or after the date hereof and before the Expiration Date, any of the following events shall have occurred (or shall have been reasonably determined by EPL to have occurred) that, in EPL’s reasonable judgment and regardless of the circumstances giving rise to the event or events, make it inadvisable to proceed with the Offer or with acceptance for payment:

•

there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the Shares under the Offer or otherwise relates in any manner to the Offer;

•

there shall have been any action threatened, instituted, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or EPL or any of its subsidiaries, by any court or any authority, agency or tribunal that, in EPL’s reasonable judgment, would or might, directly or indirectly:

•	make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit completion of the Offer; or

•	delay or restrict the ability of EPL, or render EPL unable, to accept for payment or pay for some or all of the Shares;

•	EPL shall not have obtained sufficient financing for the purchase of all Shares sought in the Offer (and to pay related fees and expenses); or

•	the refinancing of the Company’s revolving credit facility and concurrent debt tender offer and consent solicitation for EPL’s 8 3/4% Senior Notes due 2010 are not completed successfully.

The foregoing conditions are for the sole benefit of EPL and may be waived by EPL, in whole or in part, at any time and from time to time, before the Expiration Date, in its sole discretion. EPL’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination or judgment by EPL concerning the events described above will be final and binding on all parties.

7. Price Range of Shares; Dividends.

Our common stock is listed on the New York Stock Exchange under the symbol “EPL.” The following table sets forth, for the periods indicated, the range of the high and low sales prices of our common stock as reported by the New York Stock Exchange.

	High	Low
2005
First Quarter	$27.97	$18.38
Second Quarter	28.63	19.06
Third Quarter	32.98	22.20
Fourth Quarter	32.30	21.25
2006
First Quarter	28.68	20.62
Second Quarter	28.85	17.38
Third Quarter	25.75	16.37
Fourth Quarter	25.56	23.70
2007
First Quarter (through March 23, 2007)	24.52	16.97

As of March 19, 2007 there were approximately 124 holders of record of our common stock.

We have not paid any cash dividends in the past on our common stock and do not intend to pay cash dividends on our common stock in the foreseeable future. We intend to retain earnings for the future operation and development of our business. Any future cash dividends to holders of common stock would depend on future earnings, capital requirements, our financial condition and other factors determined by our board of directors.

On March 23, 2007, the last trading day prior to the printing of this Offer to Purchase, the reported closing price of the Shares on the NYSE was $18.00. We recommend that stockholders obtain current market quotations for the Shares.

8. Source and Amount of Funds.

EPL will need approximately $200.0 million to purchase 8,700,000 Shares. EPL expects that its related fees and expenses for the Offer will be approximately $400,000. We anticipate that we will obtain all of the funds necessary to: (i) purchase Shares tendered in the Offer, (ii) refinance the Company’s revolving credit facility, (iii) refinance the Company’s 8 3/4% Senior Notes due 2010 through a concurrent debt tender offer and consent solicitation and (iv) pay related fees and expenses, through borrowings under a senior secured revolving credit facility and either the issuance and sale by the Company of notes or borrowings under a senior unsecured bridge loan (having the terms set forth in the Commitment Letter described below). The Company currently intends to sell $450.0 million of fixed and floating rate notes in a private placement. If the Company is not able to complete the sale of the notes, it intends to borrow funds under the bridge facility. The Company expects to refinance any borrowings under the bridge facility with long-term financing, subject to market conditions.

Pursuant to a commitment letter from Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A. dated March 13, 2006 (the “Commitment Letter”), Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A. have committed to provide us, subject to customary conditions, with (a) a $300.0 million senior secured revolving credit facility, of which not more than $165.0 million may be drawn at the closing and (b) at least $450.0 million in gross proceeds from the issuance and sale of notes and/or convertible notes or, alternatively, at least $450.0 million of senior unsecured bridge loans as interim financing). A copy of the Commitment Letter is included as exhibit (b)(1) hereto and incorporated by reference herein. Availability of proceeds of the revolving credit facility and, if necessary, the senior unsecured bridge loan pursuant to the Commitment Letter will be subject to the satisfaction of the following conditions:

•

in the case of the revolving credit facility, the administrative agent shall have received satisfactory evidence of receipt by the Company of not less than $425.0 million of cash proceeds from the advance of the bridge loan or the issuance by the Company of notes; and, in the case of the bridge facility, the lead arranger shall have received evidence satisfactory that all other conditions to commitments of the senior lenders under the revolving credit facility have been satisfied;

•	the Company shall have received ratings from Moody’s Investors Service, Inc. and Standard and Poor’s Ratings Services, in each case, at least 20 days prior to the closing date; and

•	other customary conditions for similar revolving credit and bridge facilities and note indentures.

There can be no assurances as to when or on what terms the refinancing, if necessary, will occur.

9. Certain Information Concerning EPL.

Historical Financial Information. We incorporate by reference the financial statements and notes thereto included in Item 8 of our Form 10-K for the fiscal year ended December 31, 2006. This section contains instructions on how you can obtain copies of our SEC filings that contain our financial statements.

Summary Financial Data. The following table shows summary consolidated financial data derived from our consolidated financial statements which are set forth in Item 8 of our Form 10-K for the fiscal year ended

December 31, 2006. The data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 7 of our Form 10-K for the fiscal year ended December 31, 2006.

	Years Ended December 31
	2006	2005	2004
	(In thousands, except per share data)
Statement of Operations Data:
Revenue	$449,550	$402,947	$295,447
Income (loss) from operations(1)	(55,343)	132,027	86,068
Net income (loss)	(50,400)	73,095	46,416
Net income (loss) available to common stockholders(2)	(50,400)	72,151	43,017
Basic net income (loss) per common share	$(1.32)	$1.94	$1.31
Diluted net income (loss) per common share	$(1.32)	$1.79	$1.20
Cash flows provided by (used in):
Operating activities	$272,074	$269,969	$165,074
Investing activities	(358,780)	(449,159)	(176,713)
Financing activities	83,131	92,442	784

	As of December 31,
	2006	2005
	(In thousands)
Balance Sheet Data:
Total assets	$1,003,845	$931,285
Long-term debt, including current maturities	317,000	235,109
Stockholders’ equity	372,270	394,593
Cash dividends per common share	—	—

(1)	The 2006 and 2005 income from operations includes business interruption insurance recoveries of $32.9 million and $20.6 million respectively from deferred production at our covered fields resulting from Hurricanes Katrina and Rita.

(2)	Net income (loss) available to common stockholders is computed by subtracting preferred stock dividends and accretion of discount of $0.9 million and $3.4 million from net income (loss) for the years ended December 31, 2005 and 2004, respectively.

Summary Unaudited Pro Forma Financial Information. The following table shows (a) selected historical financial information as of and for the fiscal year ended December 31, 2006 and (b) selected unaudited pro forma financial information for the same period, giving effect to the Offer to purchase 8,700,000 Shares at $23.00 per share, the refinancing of the Company’s revolving credit facility and the refinancing of the Company’s 8 3/4% Senior Notes due 2010. The unaudited pro forma information is based on our historical financial information for the year ended December 31, 2006 and gives effect to the foregoing transactions as if they were completed on January 1, 2006 for purposes of consolidated statement of operations information and on December 31, 2006 for consolidated balance sheet information. The unaudited pro forma information assumes that EPL would have used borrowings under a senior secured revolving credit facility and notes for which the Commitment Letter has been provided to finance such transactions and reflects the related impact on interest expense. The unaudited pro forma financial information is intended for informational purposes only and does not purport to be indicative of the results that would actually have been obtained if such transactions had been completed at the dates indicated or the results that may be obtained in the future. Actual results may differ significantly from those shown in the unaudited pro forma information.

	As of December 31, 2006
	Historical	Unaudited Pro Forma
	(in thousands, except per share data)
Balance Sheet Data:
Current assets	$140,572	$140,572
Non-current assets(1)	863,273	872,488
Current liabilities	181,904	181,904
Non-current liabilities, excluding long-term debt	132,671	128,566
Long-term debt, including current maturities(2)	317,000	537,619
Total stockholders’ equity(3)	372,270	164,971
Book value per common share	$9.72	$5.57

(1)	Reflects deferred financing costs of $13.0 million related to issuance of new long-term debt of $537.6 million less write-off of deferred financing costs on existing long-term debt of $3.8 million.

(2)	Reflects incurrence of new borrowings in order to retire existing long-term debt, fund repurchase of 8,700,000 Shares for approximately $200.0 million plus fees related to the refinancing, as follows:

Fixed rate notes	$300,000
Floating rate notes	150,000
Revolver	87,619

$537,619

(3)

Reflects $200.0 million share repurchase and impact of repurchase of existing long term debt, including premium of $7.6 million paid upon retirement of 8 3/4% Senior Notes due 2010 and write-off of remaining deferred financing costs of $3.8 million.

	Year Ended December 31, 2006
	Historical	Unaudited Pro Forma
	(In thousands, except per share data)
Statement of Operations Data:
Total revenues	$449,550	$449,550
Total costs and expenses	537,762	537,762
Loss from operations	(55,343)	(55,343)
Other income (expense)(1)	(23,142)	(58,859)
Net loss	(50,400)	(73,089)
Loss per common share
Basic	$(1.32)	$(2.47)
Diluted	$(1.32)	$(2.47)
Weighted average common shares outstanding
Basic(2)	38,313	29,617
Diluted(2)	38,313	29,617
Other Data:
Ratio of earnings to fixed charges(3)	—	—

(1)	Reflects application of amortization of deferred financing costs over an estimated average five-year term on new borrowings and interest rates on new borrowings as follows:

Premium to tender for 8 3/4% Senior Notes due 2010	$(7,619)
Write-off of deferred financing costs on existing long-term debt	(3,785)
Interest expense on existing long-term debt	24,570
Interest expense on fixed rate notes of 9%	(27,000)
Interest expense on floating rate notes of 9%	(13,500)
Interest expense on new revolver of 6.6%	(5,783)
Amortization of deferred financing costs on new borrowings	(2,600)

Adjustment needed	$(35,717)

(2)	Reflects share reduction for $200.0 million share repurchase as if it had occurred on January 1, 2006.

(3)	For the historical and pro forma year ended December 31, 2006 the ratio of earnings to fixed charges was less than a one-to-one coverage due to a deficiency of $78.5 million and $114.2 million, respectively. For the indicated periods there were no preferred stock dividends declared or paid by our subsidiaries.

Additional Information. EPL is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, files periodic reports, proxy statements and other information relating to its business, financial condition and other matters. EPL is required to disclose in these proxy statements certain information, as of particular dates, concerning the EPL directors and executive officers, their compensation, stock options granted to them, the principal holders of the securities of EPL and any material interest of such persons in transactions with EPL. Pursuant to Rule 13e-4(c)(2) under the Exchange Act, EPL has filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO which includes additional information with respect to the Offer. This material and other information may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained by mail, upon payment of the Securities and Exchange Commission’s customary charges, by writing to the Public Reference Section at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Securities and Exchange Commission also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. These reports, statements and other information concerning EPL also can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

Incorporation by Reference. The rules of the Securities and Exchange Commission allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. These documents contain important information about us.

SEC Filings (File No. 001-16179)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2006
Current Reports on Form 8-K	March 12, 2007, March 14, 2007 and March 26, 2007

We incorporate by reference the documents listed. You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address: Energy Partners, Ltd., 201 St. Charles Avenue, New Orleans, LA 70170, (504) 569-1875, Attention: Investor Relations. Please be sure to include your complete name and address in the request.

10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares.

As of February 21, 2007, EPL had 40,216,494 issued and outstanding Shares of common stock and exercisable options to purchase 1,237,678 Shares of common stock with exercise prices ranging from $7.10 to $27.34 and a weighted average exercise price of $12.24. The 8,700,000 Shares EPL is offering to purchase under the Offer represent approximately 22% of the Shares outstanding as of February 21, 2007.

As of March 19, 2007, EPL’s directors and executive officers as a group (15 individuals) beneficially owned an aggregate of 3,974,359 Shares, representing approximately 9.6% of the outstanding Shares. The directors and executive officers of EPL are entitled to participate in the Offer on the same basis as all other stockholders. The Company’s directors and executive officers have advised the Company that they may tender at least a portion of their Shares. However, the Company is not waiving its stock ownership guidelines in connection with the Offer. The guidelines generally require the Company’s Chief Executive Officer, President, and each Executive Vice President and each Senior Vice President to maintain a share ownership equal to 50% of the “profit shares” acquired under equity compensation plans of the Company. Profit shares means the Shares held by an executive as a result of the exercise of stock options, the lapsing of restrictions on restricted stock and restricted stock units and the earning of performance shares, after giving effect to Shares sold or netted to pay any exercise price or withholding amounts related to such award. Assuming that all outstanding Shares held by executive officers are tendered in the Offer, we expect that, after giving effect to proration, all executive officers would be in compliance with Company policy.

The following table shows the number of shares of Common Stock beneficially owned by each director; by the Company’s principal executive officer; principal financial officers and by the three other executive officers of the Company; by all directors and executive officers as a group.

The information set forth below is as of March 19, 2007:

Beneficial Owner	Common Shares	Percent of Common Shares (1)
Richard A. Bachmann (2)	3,046,831	7.5
John C. Bumgarner, Jr. (3)	67,964	*
Jerry D. Carlisle (4)	32,442	*
Harold D. Carter (3)	57,270	*
Enoch L. Dawkins (5)	24,839	*
T. Rodney Dykes (6)	86,804	*
Dr. Norman C. Francis (7)	18,379	*
Robert D. Gershen (3)	59,795	*
Phillip A. Gobe (8)	89,673	*
William R. Herrin, Jr. (7)	21,814	*
William O. Hiltz (9)	124,814	*
Joseph H. LeBlanc (10)	41,673	*
John H. Peper (11)	247,075	*
John G. Phillips (3)	54,828	*
Timothy R. Woodall (12)	151	*
All directors and executive officers as a group (15 persons)	3,974,359	9.6

*	Represents beneficial ownership of less than 1%.

The address for the individuals listed in the table above is Energy Partners, Ltd., 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170.

(1)	Percentage ownership of a holder or class of holders is calculated by dividing (1) the number of shares of Common Stock, including restricted shares, outstanding attributed to such holder or class of holders, as the case may be, plus the total number of shares of Common Stock underlying options exercisable and restricted share units that vest within sixty days from March 19, 2007, by (2) the total number of shares of Common Stock outstanding plus the total number of shares of Common Stock underlying options exercisable and restricted share units that vest within sixty days from March 19, 2007 but not Common Stock underlying such securities held by any other person.

(2)	Includes 930,898 shares of Common Stock pledged to support obligations incurred in five separate transactions under Forward Purchase Agreements entered into with Citigroup. Mr. Bachmann retains voting rights with respect to these shares. The number of shares to be delivered commencing in June 2007 pursuant to such agreements will be based on the market price of the Company’s Common Stock and will not exceed 930,898 shares. Mr. Bachmann has the right to deliver cash instead of shares of Common Stock. Also includes (i) 431,977 shares of Common Stock underlying options granted to Mr. Bachmann under our 2006 Long Term Stock Incentive Plan, which may be exercised within 60 days from March 19, 2007, (ii) 2,171 shares of Common Stock beneficially owned by Mr. Bachmann and held in trust by the Energy Partners, Ltd. 401(k) Plan and (iii) 1,500 shares beneficially owned by Mr. Bachmann’s wife.

(3)	Includes 31,500 shares of Common Stock underlying options exercisable, and 3,000 restricted share units vesting, within 60 days of March 19, 2007 granted under our Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors to each of Messrs. Bumgarner, Carter, Gershen and Phillips. Also includes 15,819 and 1,993 phantom shares accrued for Messrs. Bumgarner and Gershen under our Stock and Deferral Plan for Non-Employee Directors.

(4)	Includes 21,500 shares of Common Stock underlying options exercisable, and 3,000 restricted share units vesting, within 60 days of March 19, 2007 granted to Mr. Carlisle under our Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors. Includes 500 shares of Common Stock beneficially owned by Mr. Carlisle’s wife of which Mr. Carlisle disclaims beneficial ownership.

(5)	Includes 17,500 shares of Common Stock underlying options exercisable, and 3,000 restricted share units vesting, within 60 days of March 19, 2007 granted to Mr. Dawkins under our Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors.

(6)	Includes 73,947 shares of Common Stock underlying options exercisable within 60 days of March 19, 2007 granted to Mr. Dykes under our 2006 Long Term Stock Incentive Plan. Also includes 1,802 shares of Common Stock beneficially owned by Mr. Dykes and held in trust by the Energy Partners, Ltd. 401(k) Plan.

(7)	Includes 11,500 shares of Common Stock underlying options exercisable, and 3,000 restricted share units vesting, within 60 days of March 19, 2007 granted under our Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors to each of Dr. Francis and Mr. Herrin. Also includes 1,780 phantom shares accrued for Dr. Francis under our Stock and Deferral Plan for Non-Employee Directors.

(8)	Includes 88,605 shares of Common Stock underlying options exercisable within 60 days of March 19, 2007 granted to Mr. Gobe under our 2006 Long Term Stock Incentive Plan. Also includes 1,068 shares of Common Stock beneficially owned by Mr. Gobe and held in trust by the Energy Partners, Ltd. 401(k) Plan.

(9)	Includes 15,500 shares of Common Stock underlying options exercisable, and 3,000 restricted share units vesting, within 60 days of March 19, 2007 granted under our Amended and Restated 2000 Stock Incentive Plan for Non-Employee Directors to Mr. Hiltz, and 4,314 phantom shares accrued for Mr. Hiltz under our Stock and Deferral Plan for Non-Employee Directors.

(10)	Includes 27,700 shares of Common Stock underlying options exercisable within 60 days of March 19, 2007 granted to Mr. LeBlanc under our 2006 Long Term Stock Incentive Plan. Also includes 1,322 shares of Common Stock beneficially owned by Mr. LeBlanc and held in trust by the Energy Partners, Ltd. 401(k) Plan.

(11)	Includes 150,857 shares of Common Stock underlying options exercisable, within 60 days of March 19, 2007 granted to Mr. Peper under our 2006 Long Term Stock Incentive Plan. Also includes 1,600 shares of Common Stock beneficially owned by Mr. Peper and held in trust by the Energy Partners, Ltd. 401(k) Plan.

(12)	Shares of Common Stock beneficially owned by Mr. Woodall and held in trust by the Energy Partners, Ltd. 401(k) Plan.

Based on EPL’s records and information provided to EPL by its directors, executive officers, associates and subsidiaries, neither EPL, nor any directors or executive officers of EPL or any associates or subsidiaries of EPL, has effected any transactions in Shares during the 60 day-period before the date hereof, except as set forth below:

Name	Date of Transaction	Nature of Transaction	No. of Shares	Share Price		Transaction Type
Bachmann, Richard A.	03/15/07	Acquisition	53,333		$17.77	Performance shares earned pursuant to stock incentive plan
	03/15/07 03/23/07	Disposition Disposition	14,107 2,245	$ $	17.77 18.00	Shares withheld to satisfy tax withholding requirements

Dykes, T. Rodney	03/15/07	Acquisition	7,667		$17.77	Performance shares earned pursuant to stock incentive plan
	03/15/07 03/23/07	Disposition Disposition	2,515 360	$ $	17.77 18.00	Shares withheld to satisfy tax withholding requirements

Gobe, Phillip A.	03/23/07	Disposition	1,130		$18.00	Shares withheld to satisfy tax withholding requirements

LeBlanc, Joseph H.	03/16/07 03/17/07	Disposition Disposition	495 404	$ $	17.65 17.65	Shares withheld to satisfy tax withholding requirements

Peper, John H.	03/15/07	Acquisition	8,000		$17.77	Performance shares earned pursuant to stock incentive plan
	03/15/07 03/23/07	Disposition Disposition	2,599 458	$ $	17.77 18.00	Shares withheld to satisfy tax withholding requirements

11. Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act.

The purchase by EPL of Shares in the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of EPL stockholders. These reductions may reduce the volume of trading in our Shares and may result in lower stock prices and reduced liquidity in the trading of our Shares following completion of the Offer. As of February 21, 2007, we had issued and outstanding 40,216,494 Shares. The 8,700,000 Shares that we are offering to purchase pursuant to the Offer represent approximately 22% of the Shares outstanding as of that date, including Shares underlying exercisable options. Stockholders may be able to sell non-tendered Shares in the future on the NYSE or otherwise, at a net price higher or lower than the purchase price in the Offer. We can give no assurance, however, as to the price at which a stockholder may be able to sell such Shares in the future.

EPL anticipates that there will be a sufficient number of Shares outstanding and publicly traded following completion of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the NYSE, EPL does not believe that its purchase of Shares under the Offer will cause the remaining outstanding Shares of EPL common stock to be delisted from the NYSE.

The Shares are now “margin securities” under the rules of the Board of Governors of the Federal Reserve System. This classification has the effect, among other things, of allowing brokers to extend credit to their customers using the Shares as collateral. EPL believes that, following the purchase of Shares under the Offer, the Shares remaining outstanding will continue to be margin securities for purposes of the Federal Reserve Board’s margin rules and regulations.

The Shares are registered under the Exchange Act, which requires, among other things, that EPL furnish certain information to its stockholders and the Securities and Exchange Commission and comply with the Securities and Exchange Commission’s proxy rules in connection with meetings of the EPL stockholders. EPL believes that its purchase of Shares under the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

12. Legal Matters; Regulatory Approvals.

EPL is not aware of any license or regulatory permit that appears material to its business that might be adversely affected by its acquisition of Shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition of Shares by EPL as contemplated by the Offer. Should any approval or other action be required, EPL presently contemplates that it will seek that approval or other action. EPL is unable to predict whether it will be required to delay the acceptance for payment of or payment for Shares tendered under the Offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to its business, results of operations and/or financial condition. The obligations of EPL under the Offer to accept for payment and pay for Shares is subject to conditions. See Section 6.

13. Certain Material United States Federal Income Tax Consequences.

The following summary describes the material United States federal income tax consequences relating to the Offer. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect.

This discussion addresses only holders who hold their Shares as capital assets within the meaning of Section 1221 of the Code. This discussion does not purport to consider all aspects of United States federal income taxation that might be relevant to holders in light of their particular circumstances and does not apply to holders that are subject to special rules under the United States federal income tax laws (such as, for example, financial institutions, brokers or dealers in securities, commodities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, former citizens or residents of the United States, persons who hold Shares as part of a hedge, integrated transaction, straddle, constructive sale or conversion transaction, regulated investment companies, real estate investment trusts, United States stockholders whose functional currency is not the United States dollar, persons that acquired their Shares through the exercise of employee stock options or otherwise as compensation, or persons that are, or hold their Shares through, partnerships or entities treated as partnerships for United States federal income tax purposes, or investors in such partnerships or entities. In addition, this summary does not address any state, local or non-U.S. tax consequences of participating in the Offer, nor does it address any United States federal tax considerations (e.g., estate or gift tax) other than those pertaining to income tax that may be applicable to particular stockholders.

We have not sought, nor do we expect to seek, any ruling from the IRS with respect to the matters discussed below. There can be no assurances that the IRS will not take a different position concerning the tax consequences of the sale of Shares to the Company pursuant to the Offer or that any such position would not be sustained.

As used herein, a “U.S. Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes, (1) an individual who is citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any State thereof or the District of Columbia, (3) a trust (a) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to make all substantial decisions or (b) that has a valid election in effect to be treated as a U.S. person, or (4) an estate, the income of which is subject to United States federal income taxation regardless of its source. As used herein, a “Non-U.S. Holder” means a beneficial owner of Shares that is an individual, corporation, trust or estate and is not a U.S. Holder. If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.

Stockholders should consult their own tax advisors to determine the particular tax consequences to them of participating in the Offer, including the applicability and effect of any state, local or non-U.S. tax laws.

United States Federal Income Tax Treatment of U.S. Holders

A sale of Shares for cash pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. A U.S. Holder who participates in the Offer will, depending on such Holder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the Shares or as receiving a distribution from us with respect to our stock.

Sale or Exchange Treatment. Under Section 302 of the Code, a sale of Shares for cash by a U.S. Holder pursuant to the Offer will be treated as a “sale or exchange” of Shares for United States federal income tax purposes, rather than as a distribution with respect to the Shares held by the tendering U.S. Holder, only if the sale

•	results in a “complete termination” of such U.S. Holder’s equity interest in us,

•	results in a “substantially disproportionate” redemption with respect to such U.S. Holder, or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

A sale of Shares by a U.S. Holder pursuant to the Offer will result in a “complete termination” if either (1) the U.S. Holder owns none of our Shares either actually or constructively immediately after the Shares are sold pursuant to the Offer, or (2) the U.S. Holder actually owns none of our Shares immediately after the sale of Shares pursuant to the Offer and, with respect to Shares constructively owned, is eligible to waive, and effectively waives, constructive ownership of all such Shares. U.S. Holders wishing to satisfy the “complete termination” test through waiver of attribution should consult their own tax advisors.

A sale of Shares by a U.S. Holder pursuant to the Offer will result in a “substantially disproportionate” redemption with respect to the U.S. Holder if the percentage of our outstanding Shares actually and constructively owned by such U.S. Holder immediately after the sale is less than 80% of the percentage of the Shares actually and constructively owned by such U.S. Holder immediately before the exchange. If a sale of Shares pursuant to the Offer fails to satisfy the “substantially disproportionate” test, the U.S. Holder may nonetheless satisfy the “not essentially equivalent to a dividend” test below.

A sale of Shares by a U.S. Holder pursuant to the Offer will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether a stockholder meets this test will depend on the stockholder’s particular facts and circumstances. The IRS has indicated in published guidance that even a small reduction in the percentage interest of a stockholder whose relative equity interest in a publicly held corporation is minimal and who exercises no control over corporate affairs should constitute a “meaningful reduction.” U.S. Holders should consult their own tax advisors regarding the application of this test to their particular circumstances.

In applying each of the Section 302 tests described above, a U.S. Holder must take into account not only Shares that such U.S. Holder actually owns, but also Shares that such U.S. Holder is treated as owning under constructive ownership rules. Generally, a U.S. Holder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals and entities as well as Shares that a U.S. Holder has the right to acquire by exercise of an option or warrant or by conversion or exchange of a security.

Contemporaneous dispositions or acquisitions of Shares by a U.S. Holder or a related person may be deemed to be part of a single integrated transaction and, if so, may be taken into account in determining whether any of the Section 302 tests described above are satisfied. U.S. Holders should be aware that proration may affect whether the sale of Shares pursuant to the Offer will meet any of the Section 302 tests.

If a U.S. Holder satisfies any of the Section 302 tests described above, the U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received and such U.S. Holder’s tax basis in the Shares exchanged. Generally, a U.S. Holder’s tax basis for the Shares will be equal to the cost of the Shares to the U.S. Holder. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the sale pursuant to the Offer. In the case of a U.S. Holder that is an individual, trust or estate, the maximum rate of United States federal income tax applicable to net capital gain on Shares held for more than one year is generally 15%. Specified limitations apply to the deductibility of capital losses by U.S. Holders. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired by the U.S. Holder at the same cost in a single transaction) that we purchase from a U.S. Holder pursuant to the Offer.

Distribution Treatment. If a U.S. Holder does not satisfy any of the Section 302 tests described above, the sale of a U.S. Holder’s Shares pursuant to the Offer will not be treated as a sale or exchange under Section 302. Instead, the entire amount of cash received by such U.S. Holder pursuant to the Offer will be treated as a distribution to the U.S. Holder with respect to such U.S. Holder’s Shares. The distribution would be treated as a dividend to the extent of the U.S. Holder’s share of our current and accumulated earnings and profits, as determined under United States federal income tax principles. While not free from doubt, EPL currently believes that it has sufficient current and accumulated earnings and profits to cause any payment treated as a distribution under the foregoing rules to be treated as a dividend in its entirety.

The amount of any distribution in excess of our current and accumulated earnings and profits would be treated as a return of capital to the extent of the U.S. Holder’s tax basis in the Shares with respect to which the distribution is received, and any remainder will be treated as capital gain. Any such gain will be long-term capital gain if the U.S. Holder has held the Shares for more than one year as of the date of sale pursuant to the Offer. Provided certain holding period and other requirements are satisfied, noncorporate U.S. Holders generally will be subject to United States federal income tax at a maximum rate of 15% on amounts treated as a dividend. Such a dividend will be taxed in its entirety, without reduction for the U.S. Holder’s tax basis of the Shares exchanged. To the extent that a purchase of a U.S. Holder’s Shares pursuant to the Offer is treated as the receipt by the U.S. Holder of a dividend, the U.S. Holder’s tax basis in the tendered Shares will be added to any Shares retained by the U.S. Holder; provided that if a tendering U.S. Holder does not actually retain any Shares, the basis of any tendered Shares may (depending on circumstances) be added to Shares retained by a person related to such U.S. Holder or the basis may be lost.

If a sale of Shares by a corporate U.S. holder is treated as a dividend, such corporate U.S. Holder (1) may be eligible for a dividends-received deduction, subject to certain requirements and limitations and (2) may be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. Holders should consult their own tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.

See Section 3 with respect to the application of U.S. federal backup withholding tax to payments made pursuant to the Offer.

United States Federal Income Tax Treatment of Non-U.S. Holders

Sale or Exchange Treatment. If a Non-U.S. Holder’s sale of Shares pursuant to the Offer qualifies as a “sale or exchange” under any of the Section 302 tests described above in “United States Federal Income Tax Treatment of U.S. Holders-Sale or Exchange Treatment,” then any gain or loss recognized on the sale will be a capital gain or loss. Any capital gain recognized by a Non-U.S. Holder will not be subject to United States federal income tax unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is generally attributable to a United States permanent establishment maintained by such Non-U.S. Holder), (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, or (iii) the

Non-U.S. Holder owns (or is deemed to own under attribution rules set forth in the Code), or has owned (or has been deemed to own under attribution rules set forth in the Code) at any time within the five-year period ending on the date the Shares are accepted for tender, more than 5% of our common stock (in which case the provisions applicable to sales of “United States real property interest” as described below will apply).

Because we are a “United States Real Property Holding Corporation”, any gain realized on the receipt of cash in exchange for tendered Shares pursuant to the Offer by a Non-U.S. Holder described in (iii) of the preceding sentence above would be treated as effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the U.S. and subject to U.S. federal income tax generally in the same manner as it were a U.S. Holder.

Distribution Treatment. If a Non-U.S. Holder does not satisfy any of the Section 302 tests described above, the full amount received by the Non-U.S. Holder with respect to the sale of Shares pursuant to the Offer will be treated as a distribution to the Non-U.S. Holder with respect to such Non-U.S. Holder’s Shares. While not free from doubt, EPL currently believes that it has sufficient current and accumulated earnings and profits to cause any payment treated as a distribution under the foregoing rules to be treated as a dividend in its entirety.

As described in Section 3 above, all gross proceeds payable to a Non-U.S. Holder pursuant to the Offer will be subject to withholding of United States federal income tax at a rate of 30%, unless the Non-U.S. Holder provides the depositary with a validly completed and executed IRS Form W-8ECI (with respect to amounts effectively connected with the conduct of a trade or business within the United States) or IRS Form W-8BEN (with respect to income tax treaty benefits) establishing that an exemption from or reduced rate of withholding is available.

A Non-U.S. Holder that qualifies for an exemption from United States federal income tax withholding by delivering IRS Form W-8ECI generally will be subject to United States federal income tax on income derived from the sale of Shares pursuant to the Offer on a net income basis at graduated rates applicable to U.S. Holders. In addition, a Non-U.S. Holder that is a corporation may be subject to branch profits tax at a rate of 30% (or a lower rate specified in an applicable income tax treaty).

A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any tax withheld (i) if such holder meets the “complete redemption,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described above under ‘United States Federal Income Tax Treatment of U.S. Holders” or (ii) if such holder is otherwise able to establish that no tax or a reduced amount of tax is due. Non-U.S. Holders should consult their own tax advisors regarding the particular tax consequences to them of participating in the Offer, including the application of United States federal income tax withholding, their potential eligibility for a withholding tax reduction or exemption, and the refund procedure.

See Section 3 with respect to the application of U.S. federal backup withholding tax to payments made pursuant to the Offer.

14. Extension of the Tender Offer; Termination; Amendment.

EPL expressly reserves the right, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by EPL to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of the extension to the depositary and making a public announcement of the extension. EPL also expressly reserves the right to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of termination or postponement to the depositary and making a public announcement of termination or postponement. EPL’s reservation of these rights to delay payment for Shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that EPL must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of an Offer. Subject to compliance with applicable law, EPL further reserves the right, regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by EPL to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer. Amendments to the Offer may be made at any time and from time to time effected by public announcement, the announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made under the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which EPL may choose to make a public announcement, except as required by applicable law, EPL shall have no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release through Business Wire.

If EPL materially changes the terms of the Offer or the information concerning the Offer, EPL will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the Securities and Exchange Commission provide that the minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If

•

EPL increases or decreases the price to be paid for Shares, materially increases or decreases the dealer manager’s fees or increases or decreases the number of Shares being sought in the Offer and, in the case of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and

•

the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that the notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 14, the Offer will be extended until the expiration of such ten business day period.

15. Fees and Expenses.

EPL has retained Banc of America Securities LLC to act as the dealer manager in connection with the Offer. Banc of America Securities LLC will receive reasonable and customary compensation. EPL also has agreed to indemnify Banc of America Securities LLC against certain liabilities in connection with the Offer, including liabilities under the United States federal securities laws. Banc of America Securities LLC and its affiliates in the past have provided, and in the future may provide financial advisory and financing services to the Company, for which services they have received, and would expect to receive, compensation. In addition, Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A. have provided a commitment letter, subject to customary conditions, for a senior secured revolving credit facility and the issuance and sale of notes and/or convertible notes or, alternatively, a senior unsecured bridge loan as interim financing to fund the Offer pursuant to which they will be paid customary fees. In the ordinary course of its trading and brokerage activities, each of Banc of America Securities LLC and its respective affiliates may hold positions, for its own accounts or for those of its customers, in securities of EPL. EPL has retained Merrill Lynch as its independent financial advisor in connection with EPL’s divestment of selected properties. For these services, EPL has agreed to pay Merrill Lynch customary fees for such services.

EPL has retained MacKenzie Partners, Inc. to act as information agent and Mellon Investor Services LLC to act as depositary in connection with the Offer. The information agent may contact holders of Shares by mail, telephone, telegraph and in person, and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The information agent and the depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed by EPL for specified reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the United States federal securities laws.

No fees or commissions will be payable by EPL to brokers, dealers, commercial banks or trust companies (other than fees to the dealer manager, the information agent and the trustee for EPL’s employee plans, as described above) for soliciting or recommending tenders of Shares under the Offer. We recommend stockholders holding Shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through such brokers or banks and not directly to the depositary. EPL, however, upon request, will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of EPL, the dealer manager, the information agent, the depositary or the trustee for EPL’s employee plans for purposes of the Offer. EPL will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares, except as otherwise provided in this document and Instruction 9 in the Letter of Transmittal.

16. Miscellaneous.

EPL is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If EPL becomes aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant thereto is not in compliance with applicable law, EPL will make a good faith effort to comply with the applicable law. If, after such good faith effort, EPL cannot comply with the applicable law, EPL will not make the Offer to (nor will tenders be accepted from or on behalf of) the holders of Shares in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of EPL by the dealer manager or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, EPL has filed with the Commission an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning EPL.

EPL’s Board of Directors has not taken a position on the whether stockholders should tender their Shares in the Offer. EPL has not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in the Letter of Transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by EPL, the information agent or the dealer manager.

March 26, 2007

The Letter of Transmittal and Share certificates and any other required documents should be sent or delivered by each stockholder or that stockholder’s broker, dealer, commercial bank, trust company or nominee to the depositary at one of its addresses set forth below.

The depositary for the Offer is:

Mellon Investor Services LLC

Mellon Investor Services LLC

By Registered Mail: Mellon Investor Services LLC Attn: Reorganization Dept. P.O. Box 3301 South Hackensack, NJ 07606	By Hand: Mellon Investor Services LLC Attn: Reorganization Dept. 480 Washington Boulevard Jersey City, NJ 07310	By Overnight Courier: Mellon Investor Services LLC Attn: Reorganization Dept. 480 Washington Boulevard Jersey City, NJ 07310

Please direct any questions or requests for assistance to the information agent or the dealer manager at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the notice of guaranteed delivery to the information agent at the telephone number and address set forth below. Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. Please contact the depositary to confirm delivery of Shares.

The information agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

Banc of America Securities LLC

9 West 57th Street

New York, NY 10019

Telephone: (212) 583-8426

Toll-free: (888) 583-8900 Ext. 8426